UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2025
Commission File Number: 001-38607

ENDAVA PLC
(Name of Registrant)

125 Old Broad Street
London EC2N 1AR
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F   ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release and Investor Deck

On February 20, 2025, Endava plc (the “Company”) issued a press release announcing its financial results for the second quarter ended December 31, 2024. A copy of this press release is attached hereto as Exhibit 99.1. Additionally, the Company posted an updated investor presentation, which is attached hereto as Exhibit 99.2. The updated investor presentation is available in the “News and Events” section of the Company’s website at www.endava.com and will be used by the Company from time to time at investor conferences and in meetings with investors and others beginning on February 20, 2025.
.

INCORPORATION BY REFERENCE

Exhibit 99.1, other than the portions of Exhibit 99.1 under the caption "Outlook," is hereby expressly incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-229213) and registration statements on Form S-8 (File Nos. 333-228717, 333-248904, 333-259900, 333-268067, 333-274571 and 333-282207), and any related prospectuses, as such registration statements may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.
EXHIBIT LIST

Exhibit	Description
99.1	Press Release dated February 20, 2025
99.2	Investor Presentation Q2 FY25

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDAVA PLC

Date: February 20, 2025	By:	/s/ John Cotterell
Name: John Cotterell
Title: Chief Executive Officer